EXHIBIT 99.1

Student Transportation Inc. Delivers Fourth Quarter & Fiscal Year 2013 Results

Barrie, ONTARIO, Sept. 16, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported fiscal year results for the fourth quarter and fiscal year ended June 30, 2013. All financial results are reported in US dollars, except as otherwise noted.

"We were very pleased with the full year operating results for fiscal 2013.The fourth quarter came in very strong as expected, and we recovered the $5.0 million in revenue deferrals present at March 31," said Denis J. Gallagher, Chairman and Chief Executive Officer. "Recovery of that revenue resulted in an 18 percent year-over-year increase in fourth quarter revenue and the full year increase of 15 percent that we identified at the start of the fiscal year. While the nature of our contracted revenues allows us to predict the number of days we will operate, we can't predict severe weather or when it will occur. For the full year we improved our margins, lowered senior and total debt covenant ratios, and lowered fuel cost, SG&A costs and interest expense. This resulted in a pay out ratio of 79 percent and we are forecasting that number to decrease further in fiscal 2014."

Fourth quarter revenue and adjusted EBITDA* were $122.3 million and $30.4 million, respectively, compared to $103.4 million and $23.3 million for the fourth quarter of fiscal 2012. For full year fiscal 2013, revenues increased to $423.7 million from $369.0 million in fiscal 2012 and adjusted EBITDA* improved to $81.2 million or 19.2 percent from $70.1 million or 19 percent for the same period last year. Net income for fiscal year 2013 was $3.9 million or $0.05 per share compared to net income of $2.3 million or $0.03 per share for the prior fiscal year. The Company paid cash dividends of $34.6 million or C$0.56 per share to shareholders during the 2013 fiscal year. "Our strategic initiatives and continued improvement in operating results provide the foundation of our dividend payments, and we paid our 104th consecutive monthly dividend on September 16, 2013. As has been customary the Board of Directors approved the quarterly extension of the dividend payable through December 2013," Gallagher said.

In February 2013, the Company secured a new five year amended credit agreement with its bank group, increasing commitments by $15 million to $155 million and extending the maturity of the credit agreement to February 2018 while lowering the borrowing costs under the agreement by 50 basis points. The extended agreement also maintains a $100 million "accordion feature" which the company can access if ever needed. Borrowings under the credit agreement bear interest at a variable base rate plus an applicable margin. In anticipation of potentially higher market rates, the Company secured a financial hedge to fix the underlying base rate on approximately $50 million of borrowings on the credit facility. Approximately 85% of the Company's total debt is now fixed with low rates for the next four to six years.

"We certainly have taken advantage of the low cost debt environment during the past few years and should be doing so," Gallagher said. "On the leasing side, we received over two times our needs in proposals from lenders for each of fiscal 2013 and 2014 with the majority of rates in the range of 2.5 percent fixed for six years. By using low cost debt, we have been able to fund the last two years of growth without going back to the capital markets. Our last issuance of common shares was back in March 2012 -- eighteen months ago. We will to continue to build on our fleet of clean burning alternative fuel vehicles because it's the right thing to do and I'm convinced it will lower our operating costs. We have a targeted new growth program with a special concentration on asset light revenues which we hope to move forward this year. All of these new revenue and cost saving initiatives will further improve cash flows and net income. We currently have 'booked revenue' increases of 11 percent for fiscal 2014 and are well on our way to another successful year."

Reconciliation of Net income and Adjusted EBITDA *

(Amounts in 000's)	Three Months Ended		Twelve Months Ended
	6/30/13	6/30/12	6/30/13	6/30/12

Net income	$ 6,747	$ 9,211	$ 3,869	$ 2,254

Add back:
Income tax provision (benefit)	3,584	1,307	2,234	(2,092)
Foreign currency (gain) loss	(76)	181	(183)	(929)
Other (income) expense, net	(1,299)	(363)	(2,720)	827
Non-cash (gain) loss on 6.25% Convertible
Debentures conversion feature	(538)	(881)	(1,142)	972
Unrealized re-measurement loss (gain)	--	1,167	(123)	3,001
Unrealized loss on foreign currency exchange contracts	496	285	656	1,779
Gain on bargain purchase of businesses acquired	--	(6,925)	--	(6,925)
Non-cash stock compensation	415	--	3,326	3,619
Interest expense	3,210	3,499	14,342	15,327
Amortization expense	997	732	4,186	3,437
Depreciation and depletion expense	12,423	11,584	41,861	37,149
Operating lease expense	4,449	3,455	14,917	11,651
Adjusted EBITDA *	$ 30,408	$ 23,252	$ 81,223	$ 70,070

Results of Operations (in 000's of US$, except per share data)

	Three Months Ended		Twelve Months Ended
	6/30/13	6/30/12	6/30/13	6/30/12

Revenues	$ 122,279	$ 103,438	$ 423,688	$ 368,986

Costs and expenses
Cost of operations	85,367	73,608	315,032	271,226
General and administrative	10,953	9,968	42,350	38,455
Non-cash stock compensation	415	--	3,326	3,619
Acquisition expense	--	65	--	886
Depreciation and depletion expense	12,423	11,584	41,861	37,149
Amortization expense	997	732	4,186	3,437
Total operating expenses	110,155	95,957	406,755	354,772
Income from operations	12,124	7,481	16,933	14,214
Interest expense	3,210	3,499	14,342	15,327
Foreign currency (gain) loss	(76)	181	(183)	(929)
Unrealized loss on foreign currency exchange contracts	496	285	656	1,779
Unrealized re-measurement loss (gain)	--	1,167	(123)	3,001
Non-cash (gain) loss on 6.25% Convertible
Debentures conversion feature	(538)	(881)	(1,142)	972
Gain on bargain purchase of businesses acquired	--	(6,925)	--	(6,925)
Other (income) expense, net	(1,299)	(363)	(2,720)	827
Income before income taxes	10,331	10,518	6,103	162
Income tax provision (benefit)	3,584	1,307	2,234	(2,092)
Net income	$ 6,747	$ 9,211	$ 3,869	$ 2,254
Basic net income per common share	$ 0.08	$ 0.12	$ 0.05	$ 0.03

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTBus.com.

Conference Call & Live Webcast

Student Transportation Inc. will hold a conference call and live audio webcast on Tuesday, September 17, 2013 at 11:00 a.m. (ET) to discuss its results for the fiscal year 2013 ended June 30, 2013. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed by dialing 1-877-561-2750. The live audio webcast will be available at www.rideSTBus.com. To access the rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,600 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com